Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Meridian Gold files amended Technical Report for Minera Florida, Chile

    RENO, NV, Feb. 13 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG)(NYSE:MDG) provides a clarification and update on the completion of the NI 43-101 Technical Report for its Minera Florida mining operations located at Alhue, Chile (referred to throughout the Technical
Report as Alhue). The report, dated November 25, 2006, and amended January 17,
2007, was prepared by Qualified Persons Hrayr Agnerian, M.Sc., P.Geo, and
James L. Pearson, P.Eng, of Scott Wilson Roscoe Postle Associates Inc. and is
available for public inspection on SEDAR (www.sedar.com).

    Highlights from the report include:

    <<
    -  At a 2.5 g/t Au (equivalent) cut-off grade, the Minera Florida deposit is reported to contain:
       -  Approximately 3.9 million tonnes of Measured and Indicated Mineral
          Resources at an average grade of approximately 5.21 g/t Au,
          23.37 g/t Ag, and 1.39% Zn.
       -  Included in the Measured and Indicated Mineral Resources, are
          Proven and Probable Mineral Reserves consisting of
          2.2 million tonnes at an average grade of 5.33 g/t Au,
          27.07 g/t Ag, and 1.45% Zn.
       -  The deposit is also reported to contain some 2.9 million tonnes of
          Inferred Mineral Resources at an average grade of approximately
          5.46 g/t Au, 29.75 g/t Ag, and 1.37% Zn.
       -  The Measured, Indicated and Inferred Mineral Resources remaining after the economic analysis are not mineral reserves and therefore do not have demonstrated economic viability at this time. Meridian will spend $6.1 million in infill drilling in 2007 to convert some of the Inferred Resources to Measured and Indicated.
    -  Gold mineralization occurs in at least nineteen mineralized veins and zones of hydrothermal breccia hosted by gently northeast dipping volcaniclastic rocks (ranging from 50 meters to 200 meters in length,
       0.8 meters to 30 meters in thickness and extend up to 500 meters in depth).
    -  A breakdown of the estimated $59 million to be spent in capital over the life of the mine.
    >>

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    Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.

    Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 and Canadian securities legislation.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.

    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact Krista Muhr, Senior Manager, Investor
Relations, Tel: (800) 572-4519, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 16:00e 13-FEB-07